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17005045

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LIBERUM CAPITAL INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue, 15th Floor
New York, NY 10017

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Becher, Della Torre,, Gitto & Company, CPAs
(Name - *if individual, state last, first, middle name)*

76 North Walnut St	**Ridgewood**	**NJ**	**07450**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Liberum Capital Inc** as of **DECEMBER 31, 2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**



Signature

Financial & Operations Principal

Title



Notary Public

MATTHEW S. MARKOTT
Notary Public, State of New York
Qualified in Erie County
Reg. No. 01MA6185731
My Commission Expires 04/21/2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF
LIBERUM CAPITAL LIMITED)

FINANCIAL STATEMENTS

DECEMBER 31, 2016

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

TABLE OF CONTENTS


BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Liberum Capital Inc.:

We have audited the accompanying statement of financial condition of Liberum Capital Inc. (the "Company") as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information listed in the accompanying Table of Contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, New Jersey
February 21, 2017

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2016
ASSETS	
Cash	$ 1,495,848
Deposit with clearing organization	250,000
Receivable from clearing organization	192,011
Prepaid expenses, receivables, and other assets (no valuation allowance)	175,289
Prepaid income taxes	130,275
Fixed assets, net	26,366
Security deposit	127,300
Deferred tax asset	113,000
Investment - parent	255,899
Due from parent	2,195,678
Total assets	$ 4,961,666
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 917,333
Total liabilities	917,333
Stockholder's equity	
Common stock, $0 par value; 1,000 shares authorized 155 issued and outstanding	155,000
Series A preferred stock, $0 par value; 9,000 shares authorized 1,091 issued and outstanding	1,091,000
Additional paid-in capital	1,637,539
Retained earnings	1,160,794
Accumulated other comprehensive income	-
Total stockholder's equity	4,044,333
Total liabilities and stockholder's equity	$ 4,961,666

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF INCOME

	YEAR ENDED DECEMBER 31, 2016
Revenue	$ 5,068,496
Direct Costs	104,130
Gross Profit	4,964,366
Operating expenses	
Wages and salaries	2,803,003
Other staff costs	332,445
Travel and subsistence	224,512
Market data	245,699
Trading systems	221,083
Communications	65,054
Hardware and software	33,736
Service agreements	51,497
Marketing, public relations and entertaining	51,100
Professional fees	131,425
Premises costs	292,259
Office expense	13,483
Other costs	5,579
Arbitration settlement	49,216
Total operating expenses	4,520,091
Income from operations before income taxes	444,275
Income taxes	188,620
Net income	$ 255,655

The accompanying notes are an integral part of these financial statements.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balance - January 1, 2016	$ 155,000	$ 1,550,000	$ 1,548,767	$ 905,139	$ 19,137	$ 4,178,043
Redemption of 459 shares of preferred stock		(459,000)				(459,000)
Contribution to capital of Parent's shares for Share Plans			88,772			88,772
Foreign currency translation adjustment, net of tax					(19,137)	(19,137)
Net income				255,655		255,655
Balance - December 31, 2016	$ 155,000	$ 1,091,000	$ 1,637,539	$ 1,160,794	$ -	$ 4,044,333

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF CASH FLOWS

		YEAR ENDED DECEMBER 31, 2016
Cash flows from operations		
Net income	$	255,655
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation expense		11,128
Share awards compensation		168,475
Deferred taxes		(35,000)
(Increase) decrease in operating assets:		
Deposit with clearing organization		250,020
Receivable from clearing organization		(108,095)
Prepaid expenses, receivables, and other assets		160,129
Prepaid income taxes		(101,410)
Due to/from parent		(1,104,162)
Increase in operating liabilities:		
Accounts payable and accrued expenses		87,430
Net cash used by operating activities		(415,830)
Cash flows from investing activities		
Purchase of fixed assets		(26,805)
Net cash used by investing activities		(26,805)
Cash flows from financing activities		-
Decrease in cash		(442,635)
Cash - beginning of the year		1,938,483
Cash - end of the year	$	1,495,848

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Operations

Liberum Capital Inc. (the "Company"), a New York corporation organized in February 2008, is a wholly owned subsidiary of Liberum Capital Limited (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received its FINRA approval for membership on January 23, 2009. The Company provides sales and marketing services to the Parent and engages in a general securities business with institutional investors.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition – The Company provides sales and marketing services to the Parent. The fee for services is calculated based on direct and certain indirect costs incurred plus twelve percent (12%).

Clearing Transactions - The Company transmits all transactions through a clearing broker who maintains the customers' accounts on a fully disclosed basis.

Receivables – Receivables are recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances deemed uncollectible. No allowance was considered necessary at December 31, 2016.

Property and Equipment - Property and equipment are carried at cost. When assets are sold or retired, the cost and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

Depreciation is computed on the straight-line basis over the assets' useful lives.

Income Taxes and Deferred Taxes – The Company has elected to be taxed as a C-corporation pursuant to the Internal Revenue Code and applicable state laws. The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate principally to depreciation and amortization of fixed assets, and stock-based compensation. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

*Note 2 - **Summary of Significant Accounting Policies (continued)***

Advertising – The Company expenses the cost of advertising and promotions as incurred.

Uncertain Tax Positions – The Company is required to recognize, measure, classify, and disclose in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's current and prior three years tax returns remain subject for income tax examination as of December 31, 2016.

Foreign Currency Translation - Assets and liabilities that are translated use exchange rates in effect at the balance sheet date and revenues and expenses that have occurred throughout the current fiscal year are converted at a weighted-average rate of exchange for the entire year. Resulting translation adjustments are recorded directly in accumulated other comprehensive income which is a separate component of stockholder's equity.

Share-based Compensation – The Company recognizes compensation expense for share awards granted to employees in accordance with the fair value recognition provisions of FASB ASC 718, *Compensation – Stock Compensation*, at their estimated fair market value on the date of the grant.

Compensated Absences - Employees are entitled to paid vacations, sick days and personal days off, depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. It is the Company's policy to recognize the cost of compensated absence when actually paid.

Statement of Cash Flows – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid assets, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (continued)

Subsequent Events – Management has reviewed and evaluated all events and transactions from December 31, 2016 (statement of financial condition date) through February xx, 2017, the date that the financial statements are available for issuance. The effects of those events and transactions that provide additional pertinent information about conditions that existed at the statement of financial condition date have been recognized in the accompanying financial statements.

Note 3 - Property and Equipment

Property and equipment at December 31, 2016, consisted of the following:

Furniture and fixtures	$	115,331
Equipment		189,509
Leasehold Improvements		162,602
		467,442
Accumulated depreciation		(441,076)
	$	26,366

Note 4 - Operating Lease

The Company occupies office space under a lease agreement that expires in October 2018. The lease agreement requires annual rent increases of 103% of the prior year's annual rent on November 1 for the term of the lease agreement. Aggregated future minimum annual rental payments under the lease agreement are as follows:

2017	$ 248,411
2018	212,158
Total	$ 460,569

Rent expense for the year ended December 31, 2016 amounted to $241,176.

Note 5 – Investment – Parent

The Parent has adopted stock-based compensation plans that eligible employees of the Company may participate in (See Note 15). When an employee of the Company is awarded shares under the plans, the Company records a contribution to additional paid-in capital, and a corresponding investment in parent for the fair market value of the Parent's shares on the date of the award. As compensation expense is recognized in accordance with FASB ASC 718, *Compensation – Stock Compensation*, the investment in parent is reduced accordingly.

Note 6 – Income Taxes

The income tax expense (benefit) for the year ended December 31, 2016 consists of the following:

Current	
Federal	$ 157,362
State and local	66,258
	223,620
Deferred	
Federal	(27,250)
State and local	(7,750)
	(35,000)
	$ 188,620

The income tax expense reported on the statement of income differs from the amounts that would result from applying statutory tax rates to income before income taxes primarily because of share awards deductibility upon vesting. The deferred tax asset of $113,000 as of December 31, 2016 relates primarily to a timing difference for deductibility of share awards, this item is non-current.

Note 7 - Related Party Transactions

At December 31, 2016 the Company has a receivable from the Parent totaling $2,195,678. There are no repayment terms associated with this transaction.

The Company has a service agreement with the Parent. Under the service agreement, the Company will provide sales and marketing services to the Parent. The fee earned by the Company for sales and marketing services is to be calculated based on direct and certain indirect costs incurred by the Company plus twelve percent (12%). For the year ended December 31, 2016, the fees earned by the Company from the Parent for these services amounted to $5,111,722.

Note 8 – Comprehensive Income

During 2009, the Company was required to make a deposit with its clearing broker. The deposit amount was 350,000 British Pounds. In connection with a change in clearing broker in 2016, the current deposit of $250,000 is denominated in US Dollars. For the year ended December 31, 2016, the Company had a foreign currency translation adjustment related to the deposit denominated in British Pounds of ($19,137).

Note 9 – Capital

During 2010, the Company amended its Certificate of Incorporation as filed with the New York State Department of State, Division of Corporation, to provide that the Company shall be entitled to issue 10,000 shares, consisting of 1,000 shares of common stock with no par value and 9,000 shares of preferred stock with no par value. The total of 9,000 shares of preferred stock shall be designated as a series known as Series A Preferred Stock.

The holders of Common Stock shall be entitled to receive dividends out of the funds legally available therefore at 2% above LIBOR at such times and in such amounts as the Board of Directors may determine in its sole discretion. Such dividends shall be non-cumulative. For 2016, the Board of Directors did not declare any dividends.

Upon liquidation, dissolution or winding up of the Company, each holder of each outstanding share of Series A Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution, whether such assets are capital, surplus or earnings before any amount shall be paid or distributed to the holders of the Common Stock or any other series or class of capital stock of the Company ranking on liquidation junior to the Series A Preferred Stock, an amount per share equal to any declared but unpaid dividends to which such holder of Series A Preferred Stock is then entitled.

Note 10 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2016, the Company had net capital of $1,020,526, which was $720,526 in excess of its required net capital of $250,000.

Note 11 – Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

Note 11 – Indemnifications (continued)

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications

Note 12 - Cash Segregated under Federal and Other Regulations

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the rule.

Note 13 - Concentration of Credit Risk and Other Financial Information

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC') limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage by the FDIC on insured depositor accounts. At December 31, 2016, the Company's uninsured cash balance was $1,245,848.

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	Income taxes	$ 325,030
	Interest	0

During the year, 459 shares of preferred stock were redeemed in the amount of $459,000. The redemption, a noncash financing activity, was recorded as a reduction of amounts due from Parent.

Note 14 – Retirement Plan

The Company has a 401(k) retirement plan for its employees. The plan is available to all employees meeting certain eligibility requirements. The Company did not make any contributions to the plan on behalf of the employees in 2016.

Note 15 – Share Plans and Stock-Based Compensation

The Parent has adopted an Ordinary Share Scheme and a Growth Share Plan (the "Plans") for eligible employees as defined in the Plans. The shares of the Parent are awarded at a price that approximates the estimated fair value of the shares at the date of grant as determined in accordance with the Plans. The shares awarded vest under various provisions, not to exceed 5 years. For the year ended December 31, 2016, the Company recorded compensation expense under the Plans of $168,475.

Note 16 – Arbitration Settlement

During August 2015, the Company settled an arbitration suit with a former employee involving separation of employment. The settlement provided for a one-time lump sum payment to the former employee in the amount of $120,000. The Company's insurance carrier has provided insurance proceeds of $176,242 to cover the settlement and certain legal and regulatory fees incurred. The net cost to the Company was $166,710. The Company reported $117,494 of the net cost in 2015 and the balance of $49,216 in 2016.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

SCHEDULE OF COMPUTATION OF ALTERNATE NET CAPITAL UNDER SEC RULE 15c3-1

	DECEMBER 31, 2016
Total stockholder's equity	$ 4,044,333
Add: Other or allowable credits	-
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses and other assets	175,289
Prepaid income taxes	130,275
Fixed assets	26,366
Security deposit	127,300
Deferred tax asset	113,000
Investment - parent	255,899
Due from parent	2,195,678
	3,023,807
Net capital before haircuts on securities positions	1,020,526
Haircuts on securities	-.-
Net capital	$ 1,020,526
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT	
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Excess net capital	770,526
Net capital in excess of 120% of minimum net capital requirement	$ 720,526

LIBERUM CAPITAL INC.

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT

		DECEMBER 31, 2016
Net capital - per FOCUS Report	$	1,020,523
Rounding		3
Net capital - per audit report	$	1,020,526